UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   TROUT, MONROE E.
   9322 Norlake Circle
   Knoxville, TN  37922
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   YEAR ENDED 1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Unit (Phantom Stoc|1 for 1 |(2)  |A   |2,725 (3)  |A  |(4)  |N/A  |Class A Comm|2,725 (|(2)    |32,245 (3)  |D  |            |
k) (1)                  |        |     |    |           |   |     |     |on Stock    |3)     |       |            |   |            |
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Stock Option (Class A) (|$17.455 |3/22/|A   |20,000 (3) |A  |3/22/|3/21/|Class A Comm|20,000 |N/A    |20,000 (3)  |D  |            |
right to buy)           |(3)     |99   |    |           |   |00 (5|04   |on Stock    |(3)    |       |            |   |            |
                        |        |     |    |           |   |)    |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Pursuant to the SAIC Key Executive Stock Deferral
Plan.
(2) Acquired during the period of April 5, 1999 through January 4, 2000 at prices ranging from $17.455 to $19.99, as adjusted to reflect the stock split.
(3) Effective August 31, 1999, the Class A Common Stock of SAIC split 4-for-1. These transactions and the end-of-year balances have been adjusted to reflect the stock split.
(4) The units are settled in SAIC Class A Common Stock and are payable upon the reporting person's termination.
(5) The option is exercisable according to the following annual vesting schedule: 20% in years 1,2 and 3 and 40%
in year
4.
SIGNATURE OF REPORTING PERSON
By: D. Garrett, attorney-in-fact, for M. Trout
DATE
March 14, 2000